Exhibit 99.1

H WORLD GROUP LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2024 and June 30, 2025	F-2

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income for the Six Months Ended June 30, 2024 and 2025	F-3

Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the Six Months Ended June 30, 2024 and 2025	F-4

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2024 and 2025	F-5

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-6

H WORLD GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Renminbi in millions, except share and per share data, unless otherwise stated)

	As of
	December 31, 2024	June 30, 2025	June 30, 2025
			US$’ in million
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	7,474	10,145	1,416
Restricted cash	50	370	52
Short-term investments, including marketable securities measured at fair value of RMB81 and RMB67 as of December 31, 2024 and June 30, 2025, respectively	3,603	2,305	322
Accounts receivable, net of allowance of RMB143 and RMB129 as of December 31, 2024 and June 30, 2025, respectively	817	846	118
Loan receivables - current, net of allowance of RMB46 and RMB46 as of December 31, 2024 and June 30, 2025, respectively	114	103	14
Amounts due from related parties, net of allowance of RMB64 and RMB65 as of December 31, 2024 and June 30, 2025, respectively	297	255	36
Inventories	60	62	9
Other current assets, net of allowance of RMB8 and RMB8 as of December 31, 2024 and June 30, 2025, respectively	800	1,582	220
Total current assets	13,215	15,668	2,187

Property and equipment, net	5,682	5,524	771
Intangible assets, net	4,776	5,113	714
Operating lease right-of-use assets	24,992	25,073	3,500
Finance lease right-of-use assets	2,272	2,490	348
Land use rights, net	174	171	24
Long-term investments, including available-for-sale debt securities measured at fair value of RMB230 and RMB235 as of December 31, 2024 and June 30, 2025, respectively	2,316	2,301	321
Goodwill	5,221	5,476	764
Amounts due from related parties, net of allowance of RMB1 and RMB1 as of December 31, 2024 and June 30, 2025, respectively	51	51	7
Loan receivables, net of allowance of RMB5 and RMB3 as of December 31, 2024 and June 30, 2025, respectively	190	145	20
Other assets, net of allowance of RMB6 and RMB6 as of December 31, 2024 and June 30, 2025, respectively	668	716	100
Deferred income tax assets	1,054	1,068	149
Assets held for sale	1,941	983	137
Total assets	62,552	64,779	9,042

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	880	6,633	926
Accounts payable	983	841	117
Amounts due to related parties	74	86	12
Salary and welfare payables	1,201	1,002	140
Deferred revenue	1,822	1,885	263
Operating lease liabilities, current	3,492	3,375	471
Finance lease liabilities, current	50	58	8
Accrued expenses and other current liabilities	4,006	4,627	646
Dividends payable	0	0	0
Income tax payable	813	874	122
Total current liabilities	13,321	19,381	2,705

Long-term debt	4,546	777	108
Operating lease liabilities, non-current	23,634	23,775	3,319
Finance lease liabilities, non-current	2,843	3,151	440
Deferred revenue	1,351	1,485	207
Other long-term liabilities	1,472	1,750	245
Retirement benefit obligations	111	122	17
Deferred income tax liabilities	919	961	134
Liabilities held for sale	2,084	1,084	151
Total liabilities	50,281	52,486	7,326
Commitments and contingencies (Note 18)
Equity:
Ordinary shares (US$0.00001 par value per share; 80,000,000,000 shares authorized; 3,105,094,690 and 3,106,921,530 shares issued as of December 31, 2024 and June 30, 2025, 3,083,916,600 and 3,076,681,170 shares outstanding as of December 31, 2024 and June 30, 2025, respectively)	0	0	0
Treasury shares (21,178,090 and 30,240,360 shares as of December 31, 2024 and June 30, 2025, respectively)	(274)	(630)	(88)
Additional paid-in capital	9,620	9,770	1,364
Retained earnings	2,449	2,751	384
Accumulated other comprehensive income	382	262	36
Total H World Group Limited shareholders’ equity	12,177	12,153	1,696
Noncontrolling interest	94	140	20
Total equity	12,271	12,293	1,716
Total liabilities and equity	62,552	64,779	9,042

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

H WORLD GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Renminbi in millions, except share and per share data, unless otherwise stated)

	Six Months Ended June 30,
	2024	2025	2025
			US$’ in million
			(Note 2)
Revenues:
Leased and owned hotels	6,780	6,190	864
Manachised and franchised hotels	4,397	5,364	749
Others	249	267	37
Total revenues	11,426	11,821	1,650
Operating costs and expenses:
Hotel operating costs	7,296	7,356	1,027
Other operating costs	15	22	3
Selling and marketing expenses	577	552	77
General and administrative expenses	1,111	1,172	164
Pre-opening expenses	27	15	2
Total operating costs and expenses	9,026	9,117	1,273
Other operating income, net	175	165	23
Income from operations	2,575	2,869	400
Interest income	107	101	14
Interest expense	167	165	23
Other income, net	64	37	5
Losses from fair value changes of equity securities, net	(13)	(13)	(2)
Foreign exchange (loss) gain, net	(116)	574	80
Income before income taxes	2,450	3,403	474
Income tax expense	702	942	131
Gain (loss) from equity method investments	1	(3)	(0)
Net income	1,749	2,458	343
Less: net income attributable to noncontrolling interest	23	20	3
Net income attributable to H World Group Limited	1,726	2,438	340

Other comprehensive income (loss)
Loss arising from defined benefit plan, net of tax of nil and RMB0 for the six months ended June 30, 2024 and 2025, respectively.	—	(0)	(0)
(Loss) Gain from fair value changes of debt securities, net of tax of RMB (8) and RMB1 for the six months ended June 30, 2024 and 2025, respectively	(25)	4	1
Foreign currency translation adjustments, net of tax of nil for the six months ended June 30, 2024 and 2025	(30)	(124)	(17)
Comprehensive income	1,694	2,338	327
Less: comprehensive income attributable to the noncontrolling interest	23	20	3
Comprehensive income attributable to H World Group Limited	1,671	2,318	324

Earnings per share:
Basic	0.55	0.79	0.11
Diluted	0.54	0.77	0.11
Weighted average number of shares used in computation:
Basic	3,138,594,148	3,069,285,390	3,069,285,390
Diluted	3,300,316,153	3,238,797,601	3,238,797,601

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

H WORLD GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Renminbi in millions, except share data, unless otherwise stated)

	Ordinary Shares		Treasury Shares				Accumulated Other
	Outstanding				Additional Paid-in	Retained	Comprehensive	Noncontrolling
	shares	Amount	Shares	Amount	Capital	Earnings	Income	Interest	Total Equity
Balance at January 1, 2024	3,159,046,350	0	51,346,180	(906)	11,861	794	386	114	12,249
Vesting of restricted stocks in Treasury Shares	3,775,370	—	(3,775,370)	13	(13)	—	—	—	—
Share-based compensation	—	—	—	—	170	—	—	—	170
Net income	—	—	—	—	—	1,726	—	23	1,749
Dividends paid to noncontrolling interest holders	—	—	—	—	—	—	—	(1)	(1)
Acquisition of noncontrolling interest	—	—	—	—	(8)	—	—	(1)	(9)
Losses from fair value changes of debt securities, net of tax	—	—	—	—	—	—	(25)	—	(25)
Foreign currency translation adjustments	—	—	—	—	—	—	(30)	—	(30)
Repurchase of ordinary shares	(29,477,310)	—	29,477,310	(676)	—	—	—	—	(676)
Purchase of prepaid put option	—	—	—	—	(710)	—	—	—	(710)
Balance at June 30, 2024	3,133,344,410	0	77,048,120	(1,569)	11,300	2,520	331	135	12,717

Balance at January 1, 2025	3,083,916,600	0	21,178,090	(274)	9,620	2,449	382	94	12,271
Exercise of share options and vesting of restricted stocks in Treasury Shares	10,227,580	—	(10,227,580)	87	(84)	—	—	—	3
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	1,826,840	0	—	—	16	—	—	—	16
Share-based compensation	—	—	—	—	247	—	—	—	247
Net income	—	—	—	—	—	2,438	—	20	2,458
Dividends paid to noncontrolling interest holders	—	—	—	—	—	—	—	(3)	(3)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	0	0
Acquisition of noncontrolling interest	—	—	—	—	(29)	—	—	29	0
Gains from fair value changes of debt securities, net of tax	—	—	—	—	—	—	4	—	4
Foreign currency translation adjustments	—	—	—	—	—	—	(124)	—	(124)
Repurchase of ordinary shares	(19,289,850)	—	19,289,850	(443)	—	—	—	—	(443)
Cash dividends declared	—	—	—	—	—	(2,136)	—	—	(2,136)
Losses arising from defined benefit plan, net of tax	—	—	—	—	—	—	(0)	—	(0)
Balance at June 30, 2025	3,076,681,170	0	30,240,360	(630)	9,770	2,751	262	140	12,293

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

H WORLD GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi in millions, unless otherwise stated)

	Six Months Ended June 30,
	2024	2025	2025
			US$’ in millions
			(Note 2)
Operating activities:
Net income	1,749	2,458	343
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	170	247	34
Depreciation and amortization and other	682	636	89
Impairment loss	36	38	5
Loss from equity method investments, net of dividends	41	57	8
Investment income	(52)	(10)	(1)
Foreign currency exchange loss (gain)	122	(653)	(92)
Noncash lease expense	1,183	1,143	160
Changes in operating assets and liabilities	(827)	(657)	(92)
Others	17	(20)	(2)
Net cash provided by operating activities	3,121	3,239	452

Investing activities:
Capital expenditures	(484)	(429)	(60)
Purchases of investments	(886)	(2,778)	(388)
Proceeds from maturity/sale and return of investments	1,981	4,130	576
Loan advances	(64)	(24)	(3)
Loan collections	91	82	12
Others	56	15	2
Net cash provided by investing activities	694	996	139

Financing activities:
Payment of share repurchase	(676)	(443)	(62)
Proceeds from debt	589	2,195	306
Repayment of debt	(429)	(923)	(129)
Dividend paid	(2,091)	(2,136)	(298)
Purchase of prepaid put option	(710)	—	—
Others	(46)	(30)	(4)
Net cash used in financing activities	(3,363)	(1,337)	(187)

Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(7)	90	14
Net increase in cash and cash equivalents, and restricted cash, including cash classified within assets held for sale	445	2,988	418
Less: net decrease in cash and cash equivalents classified within assets held for sale	(10)	(3)	(0)
Cash, cash equivalents and restricted cash at the beginning of the period	7,710	7,524	1,050
Cash, cash equivalents and restricted cash at the end of the period	8,165	10,515	1,468

Cash and cash equivalents	7,801	10,145	1,416
Restricted cash	364	370	52
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	8,165	10,515	1,468
Supplemental disclosure of cash flow information:
Interest paid	87	78	11
Income taxes paid	467	889	124
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payables	410	343	48

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

H WORLD GROUP LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30 2024 and 2025

(Renminbi in millions, except share and per share data, unless otherwise stated)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES

H World Group Limited (the “Company”) was incorporated in the Cayman Islands under the laws of the Cayman Islands on January 4, 2007. The principal business activities of the Company and its subsidiaries and consolidated variable interest entities (the “Group”) are to develop leased and owned, manachised and franchised hotels mainly in the People’s Republic of China(“PRC”) and Europe.

On January 2, 2020, the Group completed the acquisition of 100% equity interest of Steigenberger Hotels Aktiengesellschaft (“Deutsche Hospitality” or “DH”) which was renamed as Steigenberger Hotels GmbH. Deutsche Hospitality was engaged in the business of leasing, franchising, operating and managing hotels in the midscale and upscale market in Europe, the Middle East and Africa. After the acquisition, “legacy DH” refers to Deutsche Hospitality and its subsidiaries and “legacy Huazhu” refers to the Group excluding Deutsche Hospitality.

Leased and owned hotels

The Group leases hotel properties from property owners or purchases properties directly and is responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate the hotels. In addition, the Group is responsible for hotel development and customization to conform to the standards of the Group brands at the beginning of the lease or the construction, as well as repairs and maintenance, operating expenses and management of properties over the term of the lease or the land and building certificate.

As of December 31, 2024 and June 30, 2025, the Group had 633 and 612 leased and owned hotels in operation, respectively.

Manachised and franchised hotels

The Group enters into franchise and management arrangements with franchisees for which the Group is responsible for providing branding, quality assurance, training, reservation, hiring and appointing of the hotel general manager and various other support services relating to hotel renovation and operations. Those hotels are classified as manachised hotels. Under the typical franchise and management agreements, the franchisee is required to pay an initial franchise fee and ongoing franchise and management service fees, which typically equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development, renovation and the costs of its operations. The franchise and management agreements typically range from eight to ten years under legacy Huazhu, and 15 to 20 years for manachised hotels and 10 to 15 years for franchised hotels under legacy DH. These agreements are renewable upon mutual agreement between the Group and the franchisee. There are also some franchised hotels for which the Group does not provide a hotel general manager. As of December 31, 2024 and June 30, 2025, the Group had 10,380 and 11,400 manachised hotels in operation and 134 and 125 franchised hotels in operation, respectively.

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its majority-owned subsidiaries and consolidated variable interest entities (the “VIEs”). All intercompany transactions and balances are eliminated on consolidation.

Variable Interest Entities

The Group evaluates the need to consolidate certain variable interest entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.

As of December 31, 2024 and June 30, 2025, the impact of the consolidated VIEs are immaterial to the Group’s consolidated financial statements.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include the useful lives and impairment of property and equipment, right-of-use assets and intangible assets with definite lives, valuation allowance of deferred tax assets, purchase price allocation, impairment of investment, goodwill and intangible assets without definite lives and incremental borrowing rate used to measure lease liabilities.

Intangible assets, net

Intangible assets with finite useful lives are amortized using the straight-line method over their respective estimated useful lives over which the assets are expected to contribute directly or indirectly to the future cash flows of the Group. These estimated useful lives are generally as follows:

Franchise or manachise agreements	Remaining contract terms from 10 to 20 years
Purchased software	3 - 10 years based on the estimated usage period
Other intangible assets including trademark, licenses and other rights	2 - 15 years based on the contractual term, the length of license agreements and the effective terms of other legal rights

Almost all the brand names and master brand agreement acquired by the Group are considered to have indefinite useful lives since there are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of these brands and these brands can be renewed at nominal cost. The Group evaluates the brand name and master brand agreement each reporting period to determine whether events and circumstances continue to support an indefinite useful life.

Impairment of long-lived assets

The Group evaluates its long-lived assets including property and equipment, net, right-of-use assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets.

The Group performed a recoverability test of its long-lived assets associated with certain hotels due to the continued underperformance relative to the projected operating results, of which the carrying amount of the long-lived assets exceeded the future undiscounted net cash flows, and recognized an impairment loss of RMB36 and RMB38 during the six months ended June 30, 2024 and 2025, respectively.

Fair value of the long-lived assets was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results.

Leases

The Group determines if an arrangement is a lease or contains a lease at the inception of the contract. A lease arrangement is being evaluated for classification as operating or financing upon lease commencement. Lease liabilities, which represent the Group’s obligation to make lease payments arising from the lease, and corresponding right-of-use assets, which represent the Group’s right to use an underlying asset for the lease term, are recognized at the commencement date of the lease based on the present value of fixed future payments and variable lease payments that depend on an index or a rate (initially measured using the index or rate as at the commencement date) over the lease term, calculated using the discount rate implicit in the lease, if available, or the Group’s incremental borrowing rate. For operating leases, lease expense relating to fixed payments is recognized on a straight-line basis over the lease term and lease expense relating to variable payments is expensed as incurred. For finance leases, the amortization of the asset is recognized over the shorter of the lease term or useful life of the underlying asset.

Most leases have initial terms ranging from 10 to 20 years for legacy Huazhu, and from 20 to 25 years for legacy DH. The lease term includes lessee’s options to extend or to early terminate the lease, and lease extension options are included in operating lease ROU assets and lease liabilities only to the extent that it is reasonably certain that the Group will exercise such extension options and will not exercise early termination options, respectively. The Group’s lease agreements may include nonlease components, mainly common area maintenance, which are combined with the lease components as the Group elects to account for these components as a single lease component, as permitted. The Group elected the practical expedient of not to separate land components outside PRC from leases of specified property and equipment at the ASC 842 transition date. Besides, the Group’s lease payments are generally fixed and certain agreements contain variable lease payments based on the operating performance of the leased property and the changes in the index of consumer pricing index (“CPI”). Almost all the lease agreements with variable lease payments based on the changes in CPI are held by legacy DH.

For operating leases, the Group recognizes lease expense on a straight-line basis over the lease term and variable lease payments that depend on an index or a rate are initially measured using the index or rate at the commencement date, otherwise variable lease payments are recognized in the period in which the obligation for those payments is incurred. The operating lease expense is recognized as hotel operating costs, general and administrative expenses and pre-opening expenses in the consolidated statements of comprehensive income. For finance lease, lease expense is front-loaded, because ROU asset is depreciated on a straight-line basis over the shorter of the lease term or useful life of the underlying asset, and the lease liability is measured at amortized cost using the effective interest method, and the interest expense declines as the balance of lease liability declines; the depreciation of ROU assets and interest expense on lease liabilities are respectively classified as hotel operating costs and interest expense in the consolidated statements of comprehensive income. Additionally, the Group elected not to recognize leases with lease terms of 12 months or less at the commencement date. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, and are not included in lease liabilities. The Group’s lease agreements do not contain any significant residual value guarantees or restricted covenants.

The Group reassesses of a contract is or contains a leasing arrangement and re-measures ROU assets and liabilities upon modification of the contract. The Group will derecognize ROU assets and liabilities, with difference recognized in the consolidated statements of comprehensive income on the contract termination.

Income taxes

Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations.

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward and credited by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of the Group, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. For a particular tax-paying component of an entity and within a particular tax jurisdiction, all deferred tax liabilities and assets, as well as any related valuation allowance, shall be offset and presented as a single noncurrent amount. However, an entity shall not offset deferred tax liabilities and assets attributable to different tax-paying components of the entity or to different tax jurisdictions.

According to ASC 740-270 Interim Reporting, an estimated annual effective tax rate (AETR) on full year estimated ordinary income should first be determined by the Company and the estimated AETR is then applied to year-to-date ordinary income to compute the interim tax provision on ordinary income.

Foreign currency translation

The reporting currency of the Group is the Renminbi (“RMB”). The functional currency of the Company is the United States dollar (“US$”). Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured in functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the statements of comprehensive income.

Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of comprehensive income.

The financial records of the Group’s subsidiaries are maintained in local currencies, which are the functional currencies.

Fair value

The established fair value hierarchy by U.S. GAAP has three levels based on the reliability of the inputs used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The financial instruments of the Group not measured at fair value include cash and cash equivalent, restricted cash, loan receivables, receivables, held to maturity investments in short-term investments and long-term investments, payables, short-term debts and long-term debts. The carrying amounts of the short-term financial instruments approximates their fair value due to their short-term nature. The long-term debts, long-term loan receivables, and held to maturity investments in long-term investments approximate their fair values, because the bearing interest rates approximate market interest rate, and market interest rates have not fluctuated significantly since the commencement of loan contracts signed.

The following table presents our assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

As of December 31, 2024	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active	Significant Other	Significant
	Markets for Identical	Observable Inputs	Unobservable
Description	Assets (Level 1)	(Level 2)	Inputs (Level 3)
Short term investments
Equity securities with readily determinable fair values	81	—	—
Long term investments
Available-for-sale debt securities	—	—	230
Employee benefit plan assets	5	—	—

As of June 30, 2025	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active	Significant Other	Significant
	Markets for Identical	Observable Inputs	Unobservable
Description	Assets (Level 1)	(Level 2)	Inputs (Level 3)
Short term investments
Equity securities with readily determinable fair value	67	—	—
Long term investments
Available-for-sale debt securities	—	—	235
Employee benefit plan assets	5	—	—

Equity securities with readily determinable fair value and employee benefit plan assets are valued using a market approach based on the quoted market prices or broker/dealer quotes of identical or comparable instruments.

Level 3 fair value of available-for-sale debt securities is determined based on income approach using various unobservable inputs. The determination of the fair value required significant judgement by management with respect to the assumptions and estimates for the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility and probability in equity allocation.

Certain assets are measured at a non-recurring basis. The following table presents the asset classification, the fair value and losses recognized for the year ended December 31, 2024 and for the six months ended June 30, 2025 due to impairment of the related assets.

As of December 31, 2024		Fair Value Measurements at Reporting Date Using
		Significant
		Unobservable	Total
		Inputs	Loss for
Description	Fair Value	(Level 3)	the Year Ended
Property and equipment	23	23	56
Operating lease right-of-use assets	21	21	33
Intangible assets	2,102	2,102	391
Long-term investment	11	11	30
Assets held for sale	1,795	1,795	27

As of June 30, 2025		Fair Value Measurements at Reporting Date Using
		Significant	Total
		Unobservable	Loss for
		Inputs	the Six Months
Description	Fair Value	(Level 3)	Ended
Property and equipment	12	12	6
Operating lease right-of-use assets	45	45	23
Assets held for sale	888	888	9

Share-based compensation

The Group recognizes share-based compensation in the consolidated statements of comprehensive income based on the fair value of equity awards on the date of the grant, with compensation expenses recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. Vesting of certain equity awards are based on the performance conditions for a period of time following the grant date. Share-based compensation expense is recognized according to the Group’s judgement of likely future performance and will be adjusted in future periods based on the actual performance.

Earnings per share

Basic earnings per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method) and ordinary shares issuable upon the exercise of stock options and vest of nonvested restricted stocks (using the treasury stock method).

Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1 = RMB7.1636, on June 30, 2025, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on June 30, 2025, or at any other rate.

3.REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregated Revenues

The following tables present the Group’s revenues disaggregated by the nature of the product or service:

	Six Months Ended
	June 30,
	2024	2025
Room revenues	5,741	5,249
Food and beverage revenues	656	637
Others	383	304
Leased and owned hotels revenue	6,780	6,190
Initial one-time license/franchise fee	64	78
On-going management and service/royalty fees	1,536	1,792
Central reservation system usage fees, other system maintenance and support fees	1,522	1,931
Reimbursements for hotel manager fees	817	1,029
Other fees	458	534
Manachised and franchised hotels revenues	4,397	5,364
Other revenues	249	267
Total revenues	11,426	11,821

Contract Balances

The Group’s contract assets are insignificant at December 31, 2024 and June 30, 2025.

	As of
	December 31,	June 30,
	2024	2025
Current contract liabilities	1,822	1,885
Long-term contract liabilities	1,351	1,485
Total contract liabilities	3,173	3,370

The contract liabilities balances above are classified as deferred revenue on the consolidated balance sheet, as of December 31, 2024 and June 30, 2025. The Group recognized revenues that were previously deferred as contract liabilities of RMB495 and RMB503 during the six months ended June 30, 2024 and 2025, respectively.

4.PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of
	December 31,	June 30,
	2024	2025
Cost:
Buildings	791	791
Leasehold improvements	11,187	11,189
Furniture, fixtures and equipment	2,363	2,515
Motor vehicles	2	3
	14,343	14,498
Less: Accumulated depreciation	8,769	9,186
	5,574	5,312
Construction in progress	108	212
Property and equipment, net	5,682	5,524

Depreciation expense was RMB610 and RMB564 for the six months ended June 30, 2024 and 2025, respectively.

5.INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of
	December 31,	June 30,
	2024	2025
Intangible assets with indefinite lives:
Brand names	5,235	5,678
Master brand agreement	192	192
Intangible assets with finite lives:
Franchise or manachise agreements	248	264
Purchased software	149	153
Other intangible assets	74	84
Total	5,898	6,371
Less: Accumulated amortization	228	260
Less: Accumulated impairment loss	894	998
Total	4,776	5,113

Amortization expense of intangible assets for the six months ended June 30, 2024 and 2025 amounted to RMB20 and RMB21, respectively.

No impairment was recorded for the six months ended June 2024 and 2025.

The annual estimated amortization expense for the above intangible assets excluding brand names and master brand agreement for the following years is as follows:

Amortization for
Intangible Assets
Remainder of 2025	16
2026	28
2027	25
2028	21
2029	19
Thereafter	117
Total	226

6.INVESTMENTS

The investments as of December 31, 2024 and June 30, 2025 were as follows:

	As of
	December 31,	June 30,
	2024	2025
Short-term investments
Equity securities with readily determinable fair values:
Marketable securities	81	67
Held to maturity investments
Bank time deposits and financial products	3,522	2,238
Total	3,603	2,305

Long-term investments
Equity securities without readily determinable fair values:
Cjia Group-preferred shares	66	39
Other equity securities without readily determinable fair values	20	22
Subtotal	86	61
Equity-method investments:
AAPC LUB	495	461
Hotel related funds	404	396
Other investments	214	248
Subtotal	1,113	1,105
Available-for-sale debt securities:
Cjia Group-convertible notes	230	235
Held to maturity investments
Bank time deposits	887	900
Total	2,316	2,301

7.ASSETS AND LIABILITIES HELD FOR SALE

In the fourth quarter of 2023, the Group committed to a plan to sell certain lease-and-owned hotels (the “disposal group”) included in legacy DH. In February 2024, the Group entered into a Share and Asset Purchase and Transfer Agreement with an unaffiliated third party, and the transaction is expected to be closed in 2024, subject to certain customary closing conditions. As of December 31, 2024, the Company remained actively pursuing the sale of the business, with the transaction expected to be completed in phases throughout 2025. According with the amendment signed in early 2025, the first tranche was completed during February 2025, and the residual tranche is expected to be completed in phases throughout 2025. For the year ended December 31, 2024 and six months ended June 30, 2025, impairments of RMB27 and RMB9, respectively, were recorded as the fair value of certain assets fell below their carrying value.

The total assets and liabilities of the disposal group that were classified as held for sale on the Group’s consolidated balance sheet as of December 31, 2024 and June 30, 2025, were as follows:

	As of
	December 31,	June 30,
	2024	2025
Assets held for sale:
Cash and cash equivalents and restricted cash	8	5
Property and equipment, net	82	43
Operating lease right-of-use assets	1,732	819
Finance lease right-of-use assets	67	72
Other assets	52	44
Total	1,941	983

Liabilities held for sale:
Accrued expenses and other current liabilities	62	41
Operating lease liabilities, current	69	44
Operating lease liabilities, non-current	1,785	877
Finance lease liabilities	71	77
Other liabilities	97	45
Total	2,084	1,084

8.DEBT

The short-term and long-term debt as of December 31, 2024 and June 30, 2025 were as follows:

	As of
	December 31,	June 30,
	2024	2025
Short-term debt and current portion of long-term debt:
Long-term bank borrowings, current portion	791	807
Short-term bank borrowings	38	2,195
Convertible senior notes, current portion	—	3,579
FF&E liability, current portion	51	52
Total	880	6,633

Long-term debt:
Long-term bank borrowings, non-current portion	730	531
Convertible senior notes, non-current portion	3,594	—
FF&E liability, non-current portion	209	231
Others	13	15
Total	4,546	777

Bank borrowings

In August 2022, the Group entered into a 3-year long-term facility of EUR220 million and RMB-equivalent of EUR110 million term facility, and EUR70 million revolving credit facility agreement with several banks. The EUR70 million revolving credit facility is available for 35 months after the date of the agreement. The interest rate on the loan for each interest period is the aggregate of the applicable Margin and EURIBOR or one-year benchmark LPR. The margin for each loan depends on the currency of loan, a loan denominated in EUR means 1.55% per annum and a loan denominated in RMB means -0.15% to – 0.2% per annum. There are some financial covenants including interest cover, leverage and book equity related to this facility. The Group was fully in compliance with the amended covenants during the six months ended June 30, 2025. In 2022, the Group had drawn down EUR220 million, RMB equivalent of EUR110 million and EUR70 million under the facility agreement, among which, the Group repaid EUR220 million, RMB equivalent of EUR6 million and EUR70 million in 2023 and repaid RMB equivalent of EUR5 million in 2024. The Group repaid RMB equivalent of EUR3 million during the six months ended June 30, 2025. In July 2025, the Group fully repaid the outstanding principal of the loan. As of December 31, 2024 and June 30, 2025, the interest rate of borrowings drawn under this agreement were both 3.15%.

In March 2024, the Group entered into a five-year syndicated loan contract with facility amount of RMB400 expiring in March 2029. As of June 30, 2025, buildings with a net book value of RMB497 and land use rights with a net book value of RMB68 were pledged as collateral for the loan. The loan is intended for the operation of headquarters buildings and refinancing existing obligations. The interest rate resets every year, and is based on the People’s Bank of China one-year benchmark LPR minus 55 basis points on the pricing date. There are some financial covenants including revenue and profit related to this facility. The Group was fully in compliance with the covenants during the six months ended June 30, 2025. In 2024, the Group had drawn down RMB340 under the facility agreement and repaid RMB15. During the six months ended June 30, 2025, the Group repaid RMB15. As of December 31, 2024 and June 30, 2025, the outstanding loan amount was RMB325 and RMB310. As of December 31, 2024 and June 30, 2025, the interest rates of borrowings drawn under this agreement were 2.90% and 2.55%, respectively.

In the first half of 2025, the Group entered into a few uncommitted one-year loan facilities (including both revolving and term loans) of up to approximately equivalent RMB4,074 or its equivalent in USD. Under these facilities, the Group had totally drawn down RMB2,195, which were expected to be fully repaid by the end of 2025. The fixed interest rates ranged from 2.0% to 2.65% per annum. As of June 30, 2025, total bank deposits of RMB2,209 in short-term investments were pledged as collateral for these loan facilities.

Convertible Senior Notes due 2026

In May 2020, the Company issued US$500 million Convertible Senior Notes (the “2026 Notes”). The 2026 Notes will mature on May 1, 2026 and bear interest at a rate of 3.00% per annum, payable in arrears semi-annually on May 1 and November 1 of each year, beginning on November 1, 2020. In 2020, proceeds to the Company were RMB3,499 (equivalently US$493 million), net of issuance costs of RMB49 (equivalently US$7 million).

Holders of the 2026 Notes have the option to convert their Notes at any time prior to the close of business on the second business day immediately preceding the maturity date. The 2026 Notes can be converted into the Company’s ADSs at an initial conversion rate of 23.971 of the Company’s ADSs per US$1,000 principal amount of the 2026 Notes (equivalent to an initial conversion price of US$41.72 per ADS).

The holders may require the Company to repurchase all or portion of the 2026 Notes for cash on May 1, 2024, or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. As of December 31, 2024, the Group classified the 2026 Notes as long - term debt as the put option had expired. As of June 30, 2025, the Group reclassified the 2026 Notes as short-term debt as the 2026 Notes mature on May 1, 2026.

Debt Maturities

The contractual maturities of the Group’s debt as of June 30, 2025 were as follows:

Principle Amounts
Remainder of 2025	2,949
2026	3,991
2027	173
2028	149
2029	36
Thereafter	112
Total	7,410

9.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of
	December 31,	June 30,
	2024	2025
Payable to franchisees	1,606	1,814
Other payables	1,426	1,625
Accrued rental, utilities and other accrued expenses	275	457
Liabilities related to customer loyalty program	332	351
Value-added tax, other tax and surcharge payables	301	313
Advance from noncontrolling interest holders	66	67
Total	4,006	4,627

10.HOTEL OPERATING COSTS

Hotel operating costs include all direct costs incurred in the operation of the leased and owned hotels, manachised and franchised hotels and consist of the following:

	Six Months Ended
	June 30,
	2024	2025
Rents	2,177	2,074
Utilities	341	319
Personnel costs	2,562	2,806
Depreciation and amortization	634	597
Consumable, food and beverage	620	570
Others	962	990
Total	7,296	7,356

11.SHARE-BASED COMPENSATION

In September 2009, the Group adopted the 2009 Share Incentive Plan which allows the Group to offer incentive awards to employees, officers, directors and consultants or advisors (the “Participants”). In March 2015, the Group increased the maximum number of incentive awards available under the 2009 Share Incentive Plan to 430,000,000. In June 2023, the Group adopted the 2023 Share Incentive Plan (collectively with 2009 Share Incentive Plan, the “Incentive Award Plans”), which allows the Group to offer incentive awards up to 20,000,000 ordinary shares to Participants. In June 2024, the Group increased the maximum number of incentive awards available under the 2023 Share Incentive Plan to 300,000,000. The incentive awards granted under the Incentive Award Plans typically have a maximum life of ten years and vest in typical ways as listed below:

a.)Vest 50% on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years;

b.)Vest over a period of ten years in equal yearly installments;

As of June 30, 2025, the Group had granted 274,684,560 options and 355,414,390 nonvested restricted stocks, some of which were subject to adjustment on performance condition.

Share options

In 2023, the Group granted 28,625,350 share options to senior officers, which was in five tranches with performance conditions, and the vesting of each of the five tranches commences respectively at the first, second, third, fourth, and fifth anniversary of grant date.Each tranche is accounted for as a separate award with the same grant date, the same service inception date and its own requisite service period. The actual number of share options that could be exercised is contingent on certain financial performance of the year when vesting of share option commences. The Group reassesses the performance condition at each reporting period for true up. For each tranche, 50% vests on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years and will become exercisable if certain performance conditions are met for the five-year period ending December 31, 2027.

In 2025, the Group granted 888,210 share options to senior officers, which was in three tranches with performance conditions, and the vesting of each of the three tranches commences respectively at the first, second and third anniversary of grant date. Each tranche is accounted for as a separate award with the same grant date, the same service inception date and its own requisite service period. The actual number of share options that could be exercised is contingent on certain financial performance of the year when vesting of share option commences. The Group reassesses the performance condition at each reporting period for true up. For each tranche, 50% vests on the first anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years and will become exercisable if certain performance conditions are met for the three-year period ending December 31, 2027.

The weighted-average grant date fair value for options granted in 2023 and 2025 was US$2.22 and US$1.34 per share, respectively, computed using the binomial option pricing model. The binomial option pricing model required the input of subjective assumptions including the expected stock price volatility and the expected price multiple at which employees were likely to exercise stock options. The Group used historical data to estimate forfeiture rate. Expected volatilities were based on the average historical equity volatility of the Group. The risk-free rate for periods within the contractual life of the option was based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value of stock options was estimated using the following significant assumptions:

	2023		2025
Suboptimal exercise factor	2.80		2.80
Risk-free interest rate	3.61%		4.68%
Volatility	49.31%		51.75%
Dividend yield	0.80%		4.60%
Life of option	10	years	8	years

The following table summarized the Group’s share option activity under the option plans:

			Weighted Average
	Number of	Weighted Average	Remaining	Aggregate Intrinsic
	Options	Exercise Price	Contractual Life	Value
		US$	Years	US$’million
Share options outstanding at January 1, 2025	28,019,660	2.80
Granted	888,210	2.80
Exercised	(944,310)	2.80
Share options outstanding at June 30, 2025	27,963,560	2.80	7.90	17
Share options vested or expected to vest at June 30, 2025	26,066,050	2.80	7.90	15
Share options exercisable at June 30, 2025	1,982,150	2.80	7.92	1

Given the actual number of share options that could be exercised is contingent on certain financial performance of the year when vesting commences, the share-based compensation expenses related to these options would be recognized when the financial performance is expected to be met. The Group didn’t record any compensation expenses relating to options which are indexed to financial performance beyond the year ended December 31, 2025. The total share based compensation expenses relating to these options were RMB176.

As of June 30, 2025, there was RMB142 in total unrecognized compensation expense, net of estimated forfeitures, related to the option arrangements, which is expected to be recognized over a weighted-average period of 3.01 years.

During the six months ended June 30, 2025, 944,310 share options were exercised having an aggregate intrinsic value of RMB4.

Nonvested restricted stocks

The fair value of nonvested restricted stock with service conditions or performance conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

In 2023, the Group granted 28,625,350 nonvested restricted stocks to senior officers, with the same terms of the options granted in 2023. The share-based compensation expenses related to these nonvested restricted stocks would be recognized when the financial performance is expected to be met. In 2025, the Group granted 888,210 nonvested restricted stocks to senior officers, with the same terms of the options granted in 2025. The Group didn’t record any compensation expenses relating to options which are indexed to financial performance beyond the year ended December 31, 2025. The total share based compensation expenses relating to these nonvested restricted stocks were RMB287.

The following table summarized the Group’s nonvested restricted stock activities during the six months ended June 30, 2025.

		Weighted
	Number of	Average Grant
	Restricted Stocks	Date Fair Value
		US$
Nonvested restricted stocks outstanding at January 1, 2025	127,537,010	2.78
Granted	4,479,560	3.05
Forfeited	(510,300)	2.61
Vested	(11,110,110)	2.13
Nonvested restricted stocks outstanding at June 30, 2025	120,396,160	2.85

As of June 30, 2025, there was RMB1,653 in unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted stocks, which is expected to be recognized over a weighted-average period of 5.83 years.

The total fair value of nonvested restricted stocks vested was RMB101 and RMB283 for the six months ended June 30, 2024 and 2025, respectively.

For the six months ended June 30, 2024 and 2025, the Group recognized share-based compensation expenses of RMB170 and RMB247, respectively, which were classified as follows:

	Six Months Ended June 30,
	2024	2025
Hotel operating costs	15	16
Selling and marketing expenses	3	4
General and administrative expenses	152	227
Total	170	247

12. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the six months ended June 30, 2024 and 2025 indicated:

	Six Months Ended June 30,
	2024	2025
Net income attributable to ordinary shareholders — basic	1,726	2,438
Eliminate the dilutive effect of interest expense of convertible senior notes	58	54
Net income attributable to ordinary shareholders — diluted	1,784	2,492
Weighted average ordinary shares outstanding — basic	3,138,594,148	3,069,285,390
Incremental weighted-average ordinary shares from assumed exercise of share options and nonvested restricted stocks using the treasury stock method	37,795,005	38,725,481
Dilutive effect of convertible senior notes	123,927,000	130,786,730
Weighted average ordinary shares outstanding — diluted	3,300,316,153	3,238,797,601
Basic earnings per share	0.55	0.79
Diluted earnings per share	0.54	0.77

For the six months ended June 30, 2024 and 2025, the Group had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following at non-weighted basis:

	As of
	June 30,	June 30,
	2024	2025
Outstanding employee options and nonvested restricted stocks	28,519,100	39,413,700

13.SEGMENT

The Group’s chief operating decision maker (“CODM”) has been identified as the chief executive officer. The Group has two operating segments which are legacy Huazhu and legacy DH according to the way management intends to evaluate results and allocate resources within the Group. In identifying its reportable segments, the Group assesses the nature of operating segments and evaluates the operating results of each reporting segment. Both operating segments meet the quantitative thresholds and should be considered as two reportable segments. The CODM uses revenue and Adjusted EBITDA to evaluate the trends of the segments over time and monitor budget-to-actual variances to assess the performance and determine how to allocate capital resources. Adjusted EBITDA is defined as net income attributable to H World Group Limited excluding income tax expense (benefit), interest expense, interest income, depreciation and amortization, share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss) and gain (loss) on disposal of investments. Significant segment expenses include adjusted hotel operating costs, adjusted selling and marketing expenses, adjusted general and administrative expenses, all of which exclude depreciation and amortization and share-based compensation expenses. The CODM does not use assets by operating segment when assessing performance or making operating segment resource allocations.

The following table provides a summary of the Group’s operating segment results and reconciliation of Adjusted EBITDA to net income attributable to H World Group Limited for the six months ended June 30, 2024 and 2025.

	Six Months Ended June 30,
	2024				2025
	Legacy	Legacy			Legacy	Legacy
	Huazhu	DH	Elimination	Total	Huazhu	DH	Elimination	Total
Leased and owned hotels	4,507	2,273	—	6,780	4,043	2,147	—	6,190
Manachised and franchised hotels	4,347	55	(5)	4,397	5,301	72	(9)	5,364
Others	222	30	(3)	249	244	23	—	267
Total revenues	9,076	2,358	(8)	11,426	9,588	2,242	(9)	11,821
Adjusted hotel operating costs	(4,816)	(1,838)			(4,998)	(1,754)
Adjusted selling and marketing expenses	(348)	(227)			(308)	(240)
Adjusted general and administrative expenses	(693)	(227)			(722)	(185)
Other segment items (primarily include other operating income, net)	175	1			103	40
Adjusted EBITDA	3,394	67	(0)	3,461	3,663	103	0	3,766
Interest income				107				101
Interest expense				(167)				(165)
Income tax expense				(702)				(942)
Depreciation and amortization				(674)				(636)
Share-based compensation				(170)				(247)
Loss from fair value changes of equity securities, net				(13)				(13)
Foreign exchange (loss) gain, net				(116)				574
Net income attributable to H World Group Limited				1,726				2,438

The following tables represent revenues and property and equipment, net, intangible assets, net, right-of-use assets, land use rights, net and goodwill by geographical region.

Revenues:	Six Months Ended June 30,
	2024	2025
China	9,056	9,568
Germany	1,691	1,596
All others	679	657
Total	11,426	11,821

Property and equipment, net, intangible assets, net, right-of-use assets, land use rights, net and goodwill:

	As of
	December 31,	June 30,
	2024	2025
China	27,461	26,611
Germany	11,940	13,172
All others	3,716	4,064
Total	43,117	43,847

Other than China and Germany, there were no countries that individually represented more than 10% of the total revenue for the six months ended June 30, 2024 and 2025.

14.CASH DIVIDEND

On July 23, 2024, the Group approved and declared a cash dividend of US$0.063 per ordinary share, or US$0.63 per ADS, on its outstanding shares as of the close of trading on August 14, 2024. Such dividend of RMB1,389 was mostly paid in 2024.

On March 20, 2025, the Group approved and declared a cash dividend of US$0.097 per ordinary share, or US$0.97 per ADS, on its outstanding shares as of the close of trading on April 9, 2025. Such dividend of approximately RMB2,136 was mostly paid in the second quarter of 2025.

On August 20, 2025, the Group approved and declared a cash dividend of US$0.081 per ordinary share, or US$0.81 per ADS, on its outstanding shares as of the close of trading on September 9, 2025. Such dividend of approximately US$250 million is expected to be paid in the third quarter of 2025.

15.LEASES

The Group’s leases mainly related to building and the rights to use the land. The total expense related to short-term leases was insignificant for the six months ended June 30, 2024 and 2025, and sublease income of the Group which was recognized in revenues in the consolidated statements of comprehensive income was RMB80 and RMB76 for the six months ended June 30, 2024 and 2025, respectively.

A summary of supplemental information related to operating leases for the six months ended June 30, 2024 and 2025 is as follows:

	Six Months Ended June 30,
	2024		2025
Lease cost:
Operating fixed lease cost	2,085		1,990
Finance lease cost
— Amortization of ROU assets	41		48
— Interest on lease liabilities	63		65
Variable lease cost	134		114
Total lease cost	2,323		2,217

Other information:
Weighted average remaining lease term
Operating leases	13	years	14	years
Finance leases	27	years	26	years
Weighted average discount rate
Operating leases	6.14%		5.68%
Finance leases	4.32%		4.30%

As of June 30, 2025, the maturities of lease liabilities in accordance with ASC 842 in each of the next five years and thereafter are as follows:

	Total Operating	Total Finance
	Leases	Leases
Remainder of 2025	1,972	96
2026	3,841	194
2027	3,750	198
2028	3,608	201
2029	3,404	202
Thereafter	23,123	4,571

Total minimum lease payments	39,698	5,462

Less: amount representing interest	12,548	2,253

Present value of minimum lease payments	27,150	3,209

As of June 30, 2025, the Group has entered 13 lease contracts that the Group expects to account for as operating or finance leases, the future undiscounted lease payments for these non-cancellable lease contracts are RMB4,080, which is not reflected in the consolidated balance sheets.

Supplemental cash flow information related to leases for the six months ended June 30, 2024 and 2025 are as follows:

	Six Months Ended June 30,
	2024	2025
Cash paid for amounts included in the measurement of operating lease liabilities	2,255	2,108
Cash paid for amounts included in the measurement of finance lease liabilities	84	92
Non-cash right-of-use assets obtained in exchange for operating lease liabilities	1,566	406

16.EMPLOYEE BENEFIT PLANS

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB402 and RMB468 for the six months ended June 30, 2024 and 2025. The Group has no ongoing obligation to its employees subsequent to its contribution to the PRC plan.

Furthermore, the Group pays contribution to governmental and private pension insurance organizations based on legal regulations in some countries out of China. The contributions are recognized as expense and amount RMB48 and RMB46 for the six months ended June 30, 2024 and 2025.

17.RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The following entities are considered to be related parties to the Group. The related parties mainly act as service providers and service recipients to the Group. The Group is not obligated to provide any type of financial support to these related parties.

Related Party	Nature of the Party	Relationship with the Group
Trip.com Group Limited (“Trip.com”)	Online travel services provider	Mr. Qi Ji is a director; Shareholder of the Group
China Cjia Group Limited (“Cjia Group”)	Apartment Management Group	Equity method investee of the Group
Shanghai Zhuchuang Enterprise Management Co., Ltd. (“Zhuchuang”)	Staged office space company	Equity method investee of the Group
Shanghai Lianquan Hotel Management Co., Ltd. (“Lianquan”)	Hotel management company	Equity method investee of the Group
Huamai (Guangzhou) Hotel Management Co., Ltd. (“Huamai”)	Hotel management company	Equity method investee of the Group
AZURE Hospitality Fund I Limited Partnership (“Azure”)	Fund	Equity method investee of the Group

(a) Related party balances

Amounts due from related parties consist of the following:

	As of
	December 31,	June 30,
	2024	2025
Trip.com	284	246
Lianquan	49	46
Huamai	26	27
Zhuchuang	14	14
Cjia Group	15	14
Others	24	23
Allowance for expected credit losses	(64)	(64)
Total	348	306

Amounts due to related parties consist of the following:

	As of
	December 31,	June 30,
	2024	2025
Trip.com	41	52
Cjia Group	14	15
Others	19	19
Total	74	86

(b) Related party transactions

During the six months ended June 30, 2024 and June 30, 2025, significant related party transactions were as follows:

	Six Months Ended June 30,
	2024	2025
Commission expenses to Trip.com	150	148
Lease expenses to Trip.com	10	10
Lease expenses to Cjia Group	18	18
Goods sold and service provided to Cjia Group	11	15
Service fee from Trip.com	68	61
Service fee from Azure	11	10
Sublease income from Lianquan	6	—
Sublease income from Cjia Group	3	3

18.	COMMITMENTS AND CONTINGENCIES

(a) Commitments

As of June 30, 2025, the Group’s commitments related to leasehold improvements and installation of equipment for hotel operations was RMB203, which is expected to be incurred within one to four years.

(b) Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of the Group’s business, including lease contract terminations and disputes, and management agreement disputes. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements. As of June 30, 2025, the accrued contingent liability was RMB29.